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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                               SCHEDULE 14D-9/A

                                (Rule 14d-101)

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               (Amendment No. 3)


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                             Intimate Brands, Inc.
                           (Name of Subject Company)

                             Intimate Brands, Inc.
                       (Name of Person Filing Statement)

                      Common Stock, U.S. $0.01 Par Value
                        (Title of Class of Securities)

                                   461156101
                     (CUSIP Number of Class of Securities)

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                             Tracey Thomas Travis
                             Intimate Brands, Inc.
                             Three Limited Parkway
                              Columbus, OH 43230
                                (614) 415-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person Filing Statement)

                               -----------------

                                With a copy to:

                           Russell J. Bruemmer, Esq.
                            Michael R. Klein, Esq.
                          Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C. 20037
                                (202) 663-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 3 to the Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934 ("Amendment No. 3 to
Schedule 14D-9") relates to the offer by The Limited, Inc., a Delaware corporation ("Purchaser"), through its wholly-owned subsidiary IB Holding Co., Inc., a Delaware corporation ("IB Holding"), to exchange all of the outstanding Class A common stock, par value $0.01 per share, of Intimate Brands, Inc., a Delaware corporation ("Intimate Brands"), not currently owned directly or indirectly by Purchaser for shares of common stock, par value $0.50 per share, of Purchaser, as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2002, and as amended through March 7, 2002). The terms and conditions of the exchange offer are set forth in the Offer to Exchange prospectus as filed on Form S-4 with the Securities and Exchange Commission (the "SEC"), dated February 5, 2002 and as amended through February 28, 2002 and the prospectus filed with the SEC under Section 424(b)(3) dated March 1, 2002 and as supplemented by a prospectus supplement dated March 7, 2002 (the "Offer to Exchange") and in the related Letters of Transmittal dated February 5, 2002 (the Letters of Transmittal which, together with the Schedule TO and the Offer to Exchange, collectively constitute the "Offer").



   The information in Amendment No. 2 to the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 ("Amendment No. 2") filed by Intimate Brands on March 12, 2002 with the SEC, including all exhibits thereto, is incorporated by reference in answer to all of the items in Schedule 14D-9, except as otherwise set forth below. On March 18, 2002, the SEC requested that Intimate Brands provide certain additional information in Item 4 with respect to the 2002 financial projections and the factor entitled "Market Prices of Intimate Brands and Purchaser" under the heading of "Reasons for the Recommendation of the Special Committee."



   Intimate Brands hereby amends and supplements Item 4 of the Amendment No. 2 as follows to clarify references to the 2002 financial projections under the heading "Background to the Offer" (page 12) and the second factor under the heading "Reasons for the Recommendation of the Special Committee" by adding the following text:





   The Offer to Exchange describes the 2002 financial projections of Intimate Brands and Purchaser, respectively, under the heading "Recent Developments:
   Announcement of Estimated Fourth Quarter 2001 Financial Results, January Sales and 2002 Outlook--Outlook for 2002." The 2002 financial projections described in the Offer to Exchange are consistent with the one year 2002 financial projections for Intimate Brands and Purchaser prepared in the ordinary annual budgeting and forecasting processes of these two companies and as Purchaser's advisors and the managements of Intimate Brands and Purchaser provided to the Special Committee's financial advisor.





   Intimate Brands hereby amends and supplements Item 4 of Amendment No. 2 as follows to amend the third factor under the heading "Reasons for the Recommendation of the Special Committee" in order to supplement that factor with the following text:



   The revised exchange ratio represents a premium of approximately 12%, calculated using the closing price per Share and the closing price per share of Purchaser's common stock on February 4, 2002 (the trading day before the filing of Purchaser's Offer to Exchange) and approximately the same as the closing price per Share on March 8, 2002, calculated using the closing price per share of Purchaser's common stock as of that date. The closing price per Share and the closing price of per share of Purchaser's common stock during the 12-month period preceding February 4, 2002 implied a low (on March 12,
   2001) and a high (on November 12, 2001) exchange ratio of 0.8725 and 1.0461, respectively, which represents a discount of approximately 12% and a premium of approximately 6% respectively, over the closing price per Share on February 4, 2002, calculated using Purchaser's closing price per share as of that date. During the period following the filing of Purchaser's Offer to Exchange, the closing price per Share and the closing price per share of Purchaser's common stock implied a low (on February 14, 2002) and a high (on March 7, 2002) exchange ratio of 1.0564 and 1.1011, respectively, which represents a premium of approximately 7% and approximately 12% respectively, over the closing price per Share on February 4, 2002, calculated using the closing price per share of Purchaser's common stock as of that date. The closing price per Share and the closing price per share of Purchaser's common


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   stock on March 8, 2002, the date the Special Committee determined to recommend Intimate Brands stockholders tender their Shares in the Offer, implied an exchange ratio of 1.1006 which represents a premium of approximately 12%, over the closing price per Share on February 4, 2002, calculated using the closing price per share of Purchaser's common stock as of that date. The Special Committee did not consider the discounts described above, and as such any discounts had no impact on its recommendation. The Special Committee viewed the market prices on March 7, 2002 and March 8, 2002 as being solely attributable to the announcement of the revised exchange ratio. The closing price per share of Purchaser common stock on February 4, 2002 was $17.75. Purchaser's highest per share closing price during the 12-month period preceding that date was $19.77 (on February 7, 2001) and the lowest per share closing price during the 12-months before that date was $9.42 (on October 1, 2001).



   Intimate Brands hereby amends and supplements Item 9 of the Schedule 14D-9/A to add the following to the exhibit index:



(a)(6) Amendment No. 2 to Schedule 14D-9 filed with the SEC on Schedule 14D-9/A on March 12, 2002


                                      2

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                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 14D-9 is true, complete, and correct.



                                          INTIMATE BRANDS, INC.

                                              /s/  TRACEY THOMAS TRAVIS
                                          By: __________________________________
                                          Name:  Tracey Thomas Travis
                                          Title: Vice President, Finance and
                                                 Chief Financial Officer



Dated:  March 19, 2002